UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#101, 17220 Stony Plain Road NW

Edmonton, AB T5S 1K6

Tel.: (780) 944-9994

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

On November 1, 2024, CBIZ CPAs P.C. (“CBIZ”) acquired the attestation business of Marcum LLP (“Marcum”). As a result of the acquisition of Marcum, on October 16, 2025, SNDL Inc. (the “Company”) was notified by Marcum, that Marcum will resign effective immediately. The audit committee and the Company’s board of directors approved the appointment of CBIZ as the Company’s independent registered public accounting firm effective as of October 17, 2025, to hold office until the Company’s next annual general meeting.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in SNDL’s registration statements on Form S-8 (File No. 333-286169, File No. 333-278683, File No. 333-269242, File No. 333-267510, File No. 333-262233 and File No. 333-233156) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.
Date: October 30, 2025	By:	/s/ Matthew Husson
	Name:	Matthew Husson
	Title:	General Counsel & Corporate Secretary

EXHIBITS

Exhibit	Description of Exhibit
99.1	Termination of Client-Auditor Relationship Letter
99.2	Notice of Change of Auditors
99.3 99.4	Letter of Marcum regarding Notice of Change to Canadian Securities Commissions Letter of CBIZ regarding Notice of Change to Canadian Securities Commissions